News Release
www.srtelecom.com
For more information:

David Adams (Senior Vice-President, Finance and CFO)	Scott Lawrence (Maison Brison)
(514) 335-4035	(514) 731-0000
* scott@maisonbrison.com

SR Telecom Finalizes Agreements with Its Debenture Holders to Restructure Its Balance Sheet and Establish a New Credit Facility of US$39.6 Million

MONTREAL, May 24, 2005 - SR Telecom Inc. (TSX: SRX; Nasdaq: SRXA) announced today that it has entered into definitive agreements with a group representing the required majority of its outstanding 8.15% Debentures regarding its recapitalization plan. It has also entered into agreements with the lenders for its Chilean subsidiary, Comunicación rurales y telefonía (“CTR”), the Inter-American Development Bank and Export Development Canada (“the CTR Lenders”).

Transaction Highlights
–	SR Telecom closes an operating credit facility of US$39.6 million (CDN$50 million) with certain of its 8.15% Debenture holders of which US $4.85 million has been drawn down on closing.

–	CTR Lenders agree to restructure the terms of the loans to CTR and postpone maturity for three years from the date of the implementation of the restructuring.

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Outstanding 8.15% Debentures to be restructured into new convertible debt and equity, following which the current Debenture holders will own 95.2% of the Corporation’s equity on a fully-diluted basis, resulting in a dilution to existing shareholders of approximately 1,983%. Interest on the new convertible debentures can be paid in cash or in kind. If paid in kind, the resulting dilution would be over 3,000%.

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SR Telecom intends, subject to market conditions, to file a preliminary prospectus relating to a Rights Offering for up to $40 million of common shares to shareholders holding its currently outstanding common shares.

Credit Facility
SR Telecom has entered into a credit agreement providing for a credit facility of US$39.6 million (CDN$50 million) with a syndicate of Lenders from among the 8.15% Debenture holders. BNY Trust Company of Canada will act as administrative and collateral agent for the loans. The credit facility shall be revolving until October 1, 2006, followed by a non-revolving term period that shall extend until October 2, 2011. The first tranche of US$15.85 million is immediately available to SR Telecom and US$4.85 million has been drawn down on closing. The balance of the US$39.6 million facility will be available to the Corporation subject to agreed budgets or covenant compliance and will be available to fund working capital requirements. The facility will be secured by the available assets of SR Telecom.

The financial terms of the credit facility include the following: a 2% commitment fee based on the facility accommodations as they become available; cash interest at a rate equal to the greater of 6.5% or the three-month U.S. Dollar LIBOR rate plus 3.85%; additional interest that may be paid in cash or in kind at a rate equal to the greater of 7.5% or three-month U.S. Dollar LIBOR plus 4.85%; and a payout fee of either, at the option of the lenders, 5% of the US$39.6 million maximum loan or 2% of distributable value, as defined therein (which approximates the market capitalization of the Corporation), at maturity, payable by issuing debt or equity.

CTR Restructuring
In addition, SR Telecom has entered into a waiver and amendment agreement with the CTR Lenders to restructure the terms of loans to CTR. Pursuant to the terms of the agreement, the CTR Lenders have agreed to restructure the repayment schedule of their loan agreements and to postpone the maturity of the loans for three years from the date of the implementation of the restructuring. As part of these arrangements, SR Telecom has guaranteed the performance of the obligations of CTR to the CTR Lenders up to an amount of US$12 million. This guarantee may be reduced over time to the extent SR Telecom makes payments to the CTR Lenders on account of principal. In addition, the CTR Lenders have agreed not to exercise or enforce any remedies they may have against SR Telecom until May 17, 2008 or such

SR Telecom Inc. 8150 Trans-Canada Hwy., Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

earlier date as there may be a default by SR Telecom under its new credit agreement or upon an insolvency or bankruptcy of SR Telecom. SR Telecom has also agreed to provide certain management, technical, inventory and other support to CTR.

Debenture Exchange
SR Telecom will proceed with the previously announced exchange of its outstanding CDN$71 million 8.15% Debentures and all accrued interest of approximately CDN$3.5 million thereon into new 10% Convertible Redeemable Secured Debentures due in 2011. Interest on the new Convertible Debentures is payable in cash or in kind by the issuance of additional Convertible Debentures, at the option of SR Telecom. The new Convertible Debentures will be convertible into common shares at a rate of approximately 4,694 common shares per CDN$1,000 in principal amount of new Convertible Debentures (the “Conversion Rate”) representing a conversion price at closing of approximately $0.21 per common share such that the outstanding principal amount of all new Convertible Debentures will be convertible into 95.2% of the fully diluted common shares of the Corporation upon closing of the Debenture exchange. It is contemplated that CDN$10 million of the 8.15% Debentures will be converted into approximately 46,939,218 common shares following the Debenture Exchange, which would represent approximately 73% of the then issued and outstanding common shares of the Corporation at such date.

The number of common shares that may be issued, assuming all of the new Convertible Debentures are converted into common shares at the Conversion Rate, is approximately 302,328,400 common shares, which, together with the issuance of 46,939,218 common shares in exchange for the CDN$10 million portion of the outstanding 8.15% Debentures, represents a dilution to current shareholders of approximately 1,983%, without taking into account the Rights Offering. In addition to the foregoing, to the extent of the Corporation issues new Convertible Debentures in payment of interest on the new Convertible Debentures, this will lead to substantial additional dilution. For example, if in a given year all interest on $64.5 million of new Convertible Debentures is paid in kind, such new Convertible Debentures will be convertible into approximately 30 million additional common shares. Therefore, over the life of the new Convertible Debentures, this could lead to further issues in excess of 180 million common shares, representing a total dilution of over 3,000%.

The current trading price of the Corporation’s common shares may not accurately reflect the significant dilution resulting from the transactions described above.

As the aggregate number of common shares issuable in connection with the Debenture exchange will exceed the maximum number of securities issuable without security holder approval under the rules of the Toronto Stock Exchange (the "TSX"), SR Telecom is relying on an exemption from the security holder approval requirements provided for under Section 604(e) of the TSX Company Manual on the basis of its serious financial difficulty. Upon the recommendation of a special committee of independent directors of SR Telecom, who are free from any interest in the transactions and are unrelated to any of the parties involved in the transactions, the Board of Directors of SR Telecom has determined that SR Telecom is in serious financial difficulty, that the transactions are designed to improve its financial situation and are reasonable in the circumstances, and has authorized SR Telecom to make the application to the TSX.

Rights Offering
In addition, as soon as practicable following the closing of the Debenture exchange, the Corporation intends, subject to market conditions, to file a preliminary prospectus relating to a Rights Offering to its shareholders. Pursuant to the Rights Offering, the Corporation will offer to shareholders holding its currently outstanding common shares the right to subscribe to up to $40 million of new common shares at a price to be determined, but no less than a 20% premium to the conversion price of approximately CDN$0.21 of the new Convertible Debentures.

Assuming a subscription price of CDN$0.256 and that the full amount of CDN$40 million is subscribed for, the shareholders holding the Corporation’s currently outstanding common shares would own at most 35% of the Corporation’s common shares on a fully diluted basis at that time. The first CDN$25 million raised under the Rights Offering will be used for working capital and general corporate purposes and all amounts raised in excess of CDN$25 million will be applied 50% to working capital and general corporate purposes and 50% to a pro rata redemption of the then outstanding new Convertible Debentures and the principal amount of the loans to CTR by The CTR Lenders at 95% of their face value.

Financial Advisor
Genuity Capital Markets advised SR Telecom on the recapitalization plan and led negotiations with the 8.15% Debenture holders and the CTR Lenders.

SR Telecom Inc. 8150 Trans-Canada Hwy., Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

About SR Telecom
SR TELECOM (TSX: SRX, Nasdaq: SRXA) designs, manufactures and deploys versatile, Broadband Fixed Wireless Access solutions. For over two decades, carriers have used SR Telecom's products to provide field-proven data and carrier-class voice services to end-users in both urban and remote areas around the globe. SR Telecom’s products have helped to connect millions of people throughout the world.

A pioneer in the industry, SR Telecom works closely with carriers to ensure that its broadband wireless access solutions directly respond to evolving customer needs. Its turnkey solutions include equipment, network planning, project management, installation and maintenance.

SR Telecom is a principal member of WiMAX Forum, a cooperative industry initiative which promotes the deployment of broadband wireless access networks by using a global standard and certifying interoperability of products and technologies.

Forward-Looking Statements
Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance, financial condition and financing plans of the Corporation. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Corporation's products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that all of the forward-looking statements in this news release are qualified by these cautionary statements and actual results or developments may differ from expected results or developments and that such differences may be significant. The Corporation expressly disclaims any obligation to update any forward-looking information.

SR TELECOM is a trademark of SR Telecom Inc. All rights reserved 2005. All other trademarks are property of their owners.

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SR Telecom Inc. 8150 Trans-Canada Hwy., Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783